UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Think Partnership Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88409N101

(CUSIP Number)

Nolan S. Taylor

Dorsey & Whitney LLP

170 South Main Street, Suite 900

Salt Lake City, Utah 84101

(801) 933-7360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 88409N101

1.	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only):

Robert Brady Whittingham
2.	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐
3.	SEC use only:

4.	Source of funds:

OO (See Response to Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:

United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power:

3,764,887[1]
8. Shared voting power:

9. Sole dispositive power:

3,764,887[1]
10. Shared dispositive power:

11.	Aggregate amount beneficially owned by each reporting person:

3,764,887[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares	☒

13.	Percent of class represented by amount in Row (11):

7.7%
14.	Type of reporting person:

IN

[1]	Includes 45,000 shares of common stock that Mr. Whittingham may obtain upon the exercise of warrants held by him. The first warrant covering 15,000 shares is exercisable beginning on May 23, 2007; the second warrant covering 15,000 shares is exercisable beginning on May 23, 2008, and the third warrant covering 15,000 shares is exercisable beginning on May 23, 2009. Mr. Whittingham disclaims beneficial ownership of these shares of common stock until such time as he is deemed the beneficial owner of these shares pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. See Item 4 for a further description of the warrants.

Item 1. Security and Issuer:

This Statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Shares”), of Think Partnership Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 5 Revere Drive, Suite 510, Northbrook, Illinois, 60062.

Item 2. Identity and Background:

(a)	This Statement is filed by Robert Brady Whittingham.

(b)	The business address of Mr. Whittingham is 437 East, 1000 South, Pleasant Grove, UT 84062.

(c)	Mr. Whittingham is the President of iLead Media LLC (f/k/a THK LLC), a wholly-owned subsidiary of the Issuer.

(d)	During the past five years, Mr. Whittingham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Whittingham has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Whittingham is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Whittingham is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

On May 23, 2006, the Issuer, iLead Acquisition Sub, Inc. (“Acquisition Sub”), a wholly-owned subsidiary of the Issuer, THK LLC, a wholly-owned subsidiary of the Issuer, iLead Media, Inc. (“iLead Media”) and Brady Whittingham, David Nelson and Robert Seolas, the shareholders (the “Shareholders”) of iLead Media, completed a merger pursuant to the terms of an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). On that date, Acquisition Sub merged with and into iLead Media, with iLead Media remaining as the surviving entity and wholly-owned subsidiary of the Issuer (the “Initial Merger”). The Initial Merger was subsequently followed by a merger of iLead Media with and into THK LLC, pursuant to the terms of the Merger Agreement (the “Final Merger”, and together with the Initial Merger, the “Merger”).

On the closing date of the Initial Merger, the Shareholders surrendered all of their issued and outstanding common stock of iLead Media and (i) received an aggregate of 4,649,859 Shares, (ii) received an aggregate $9,206,720 in cash, (iii) received warrants to purchase an aggregate of 135,000 additional Shares, (iv) became eligible to receive an additional aggregate cash payment of $250,000 if certain conditions described in the Merger Agreement are satisfied, and (v) became eligible to receive an aggregate contingent payment of $9,000,000 in cash and $9,000,000 of Shares if certain conditions described in the Merger Agreement are satisfied. As a former shareholder of iLead Media, Mr. Whittingham (i) received 3,719,887 Shares and $7,365,376 in cash on May 23, 2006, (ii) became eligible to receive an additional cash payment of $200,000 if certain conditions described in the Merger Agreement are satisfied, (iii) became eligible to receive a contingent payment of up to an additional $7,200,000 in cash and $7,200,000 worth of Shares (valued at the average closing price per share of the Shares on the last five trading days of the first twelve full calendar quarters following the close of the Initial Merger) if certain conditions described in the Merger Agreement are satisfied, and (iv) received warrants to purchase 45,000 Shares, as consideration in the Merger. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 4. Purpose of Transaction:

As described under Item 3 above, as a result of the Merger, Mr. Whittingham acquired (i) a total of 3,719,887 Shares, (ii) the possibility to receive additional Shares in the future pursuant to the contingent payment, and (iii) warrants to purchase 45,000 Shares. All of the Shares acquired by Mr. Whittingham were acquired primarily for investment purposes. Mr. Whittingham may, from time to time, acquire Shares, dispose of Shares, and discuss the Issuer’s business, operations, or affairs with the Issuer’s management and board of directors, shareholders or others. Notwithstanding the foregoing, except as described in Item 3 and in this Item 4, Mr. Whittingham has no plans or proposals that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those actions enumerated above.

In connection with the Merger Agreement, the following additional agreements with respect to the Issuer’s securities were entered into by Mr. Whittingham:

•	Three warrants, which each allow Mr. Whittingham to purchase up to 15,000 Shares at an exercise price of not less than $2.75 per share, subject to customary adjustments described in the warrant. The Shares covered by the first warrant become exercisable on May 23, 2007; the Shares covered by the second warrant become exercisable on May 23, 2008; and the Shares covered by the third warrant become exercisable on May 23, 2009. Each warrant will terminate upon the occurrence of any of the following: (i) the warrant will be void unless Mr. Whittingham is continuously employed by a subsidiary of the Issuer from May 23, 2006 until the warrant is first exercisable, (ii) the warrant will be void unless exercised by Mr. Whittingham within thirty days following the last day of his employment by a subsidiary of the Issuer, and (iii) the warrant will be void unless exercised by Mr. Whittingham on or prior to the fifth anniversary of the initial vesting date of the Warrant. A copy of the form of warrant is attached hereto as Exhibit 2 and is incorporated herein by reference.

•	A Registration Rights Agreement, dated May 23, 2006, among the Issuer and the shareholders of iLead Media (the “Registration Rights Agreement”), which contains provisions that, among other things, obligate the Issuer to prepare and file a registration statement to register the Shares received by the Shareholders of iLead Media pursuant to the Merger Agreement. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer:

(a)	Based on (i) the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2006, which disclosed the outstanding Shares as of May 11, 2006, and (ii) the additional shares issued in conjunction with the Merger described in Item 4, the

Issuer currently has 49,211,695 Shares issued and outstanding. As of the date of this Statement, Mr. Whittingham beneficially owned an aggregate of 3,719,887 Shares, and has the right, subject to certain vesting requirements, to acquire 45,000 Shares upon the exercise of the warrants held by him, which together equals 3,764,887 Shares and constitutes approximately 7.7% of the Issuer’s outstanding Shares on the date of this Statement.

(b)	Mr. Whittingham has the sole voting and dispositive power over all of the Shares described in Item 5(a) above.

(c)	Mr. Whittingham has not effected any transactions in the Shares during the 60 days prior to the date of this Statement, other than the transactions described in Item 3 and Item 4.

(d)	No person other than Mr. Whittingham has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreements described in Items 3 and 4 and incorporated by reference herein, to the knowledge of Mr. Whittingham, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Whittingham and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, dated May 2, 2006).

2.	Form of Warrant

3.	Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2006

/s/ Robert Brady Whittingham
Robert Brady Whittingham